09042633

SEC
Mail Processing
Section

OCT 27 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53051 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 08/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK SORCE BROKERAGE LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7680 MARKET STREET
(No. and Street)

BOARDMAN (City) OH (State) 44512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP WILSON (330) 758-8613
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, SUITE 2300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

M.A. 11/3

AB 11/25

# OATH OR AFFIRMATION

I, PHILLIP WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK SORCE BROKERAGE LLC, as of AUGUST 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAYNE CARPENTER
Notary Public, State of Ohio
My Commission Expires
March 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Governors
HBK Sorce Brokerage LLC
Boardman, Ohio

We have audited the accompanying statements of financial condition of HBK Sorce Brokerage LLC (a Limited Liability Company) as of August 31, 2009 and 2008, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Sorce Brokerage LLC as of August 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
October 19, 2009

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
August 31, 2009 and 2008

***ASSETS***

| | 2009 | 2008 |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ 248,768 | $ 68,858 |
| COMMISSIONS RECEIVABLE | 8,356 | 10,174 |
| OTHER ASSET | 350 | 350 |
| **TOTAL ASSETS** | $ 257,474 | $ 79,382 |

***LIABILITIES AND MEMBER'S EQUITY***

| | 2009 | 2008 |
|---|---|---|
| DUE TO MEMBER | $ 134,391 | $ 25,642 |
| MEMBER'S EQUITY | 123,083 | 53,740 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 257,474 | $ 79,382 |

See accompanying notes to financial statements.

## HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
Years Ended August 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **REVENUES, NET** | $ 965,396 | $ 1,106,897 |
| **EXPENSES** | | |
| Employee and other compensation | 653,187 | 774,016 |
| Regulatory fees and expenses | 3,211 | 2,829 |
| Other expenses | 348,567 | 260,804 |
| Total Expenses | 1,004,965 | 1,037,649 |
| **OTHER INCOME** | 8,912 | 3,066 |
| **NET INCOME (LOSS)** | $ (30,657) | $ 72,314 |

See accompanying notes to financial statements.

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
Years Ended August 31, 2009 and 2008

| | |
|---|---|
| **BALANCE, August 31, 2007** | $ 276,426 |
| 2008 net income | 72,314 |
| Distributions | (395,000) |
| Capital contribution | 100,000 |
| **BALANCE, August 31, 2008** | 53,740 |
| 2009 net loss | (30,657) |
| Capital contribution | 100,000 |
| **BALANCE, August 31, 2009** | $ 123,083 |

See accompanying notes to financial statements.

## HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
Years Ended August 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (30,657) | $ 72,314 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | 1,818 | 13,718 |
| Due to member | 108,749 | 193,862 |
| Net Cash Flows from Operating Activities | 79,910 | 279,894 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to member | - | (395,000) |
| Capital contributions from member | 100,000 | 100,000 |
| Net Cash Flows from Financing Activities | 100,000 | (295,000) |
| **Net Change in Cash and Cash Equivalents** | 179,910 | (15,106) |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 68,858 | 83,964 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 248,768 | $ 68,858 |

See accompanying notes to financial statements.

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 2009 and 2008

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the $5,000 minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

*Revenue Recognition and Related Expenses*

Commission income and expenses are recorded on a trade-date basis.

*Commissions Receivable*

The receivable is unsecured and is fully collectible at August 31, 2009 and 2008.

*Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recent Accounting Pronouncements*

During May 2009, the FASB issued SFAS No. 165 ("SFAS 165"), "Subsequent Events." SFAS 165 requires all entities to evaluate subsequent events through the date that the financial statements are available to be issued and disclose in the notes the date through which the Company has evaluated subsequent events and whether the financial statements were issued or were available to be issued on the disclosed date. SFAS 165 defines two types of subsequent events, as follows: the first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet and the second type consists of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. Adoption of SFAS 165 did not have a material effect on the Company's results of operations or financial position.

**NOTE 2 - Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2009, the net capital ratio was 1.12 to 1.0 and net capital was $119,604 which exceeds the minimum requirement by $110,645.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2009 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

**NOTE 3 - Income Taxes**

The Company is treated as a flow through entity for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of its member and the applicable income taxes, if any, are paid from the funds of the member.

**NOTE 4 - Related Parties**

The Company's member allocates shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses.

Due to member was $134,391 and $25,642 at August 31, 2009 and 2008 and is unsecured, non-interest bearing and due on demand.

**NOTE 5 - Subsequent Events**

The Company did not have any subsequent events through October 19, 2009, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements for the year ended August 31, 2009.

# SUPPLEMENTAL INFORMATION

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2009

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total member's equity | $ 123,083 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Other asset | (350) |
| Net capital before haircuts on securities owned | 122,733 |
| Haircuts on corporate securities | 3,129 |
| Net capital | $ 119,604 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities from statement of financial condition | $ 134,391 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement | $ 8,959 |
| Excess net capital at 1,500 percent | $ 110,645 |
| Excess net capital at 1,000 percent | $ 106,165 |
| Ratio: Aggregate indebtedness to net capital | 1.12 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital as reported in Company's Part II Focus report, Form X-17a-5 (unaudited) as of August 31, 2009 | $ 119,604 |
| Net audit adjustments | - |
| Net capital per above | $ 119,604 |

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HBK Sorce Brokerage LLC
Boardman, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of HBK Sorce Brokerage LLC (a Limited Liability Company) for the year ended August 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
October 19, 2009

# HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

Boardman, Ohio

August 31, 2009 and 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report